

Mail Stop 3030

February 9, 2008

Via Facsimile and U.S. Mail

Mary A. Lay
Interim Chief Financial Officer
Patient Safety Technology
43460 Ridge Park Drive, Suite 140
Temecula, CA 92590

> **Re: Patient Safety Technology**
>   **Form 10-K for the year ended December 31, 2007**
>   **File No. 1-09727**

Dear Ms. Lay:

We have reviewed your letter dated January 13, 2009 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment 1 to Form 10-K for the year ended December 31, 2007

Statement of Cash Flows, page 6

1.   We note your response to prior comment 4. We note that the receivable from investment line on your statement of cash flow represents the accrual of (2005) and subsequent collection of (2006) proceeds from an investment sold in 2004 and therefore it appears that it should be classified as an investing activity in accordance with paragraph 16 of SFAS 95. To the extent that you have similar

transactions in future filings, please classify the associated activity as an investing activity consistent with paragraph 16 of SFAS 95.

Note 3. Summary of Significant Accounting Policies, page 9

– Revenue Recognition, page 12

2.   We note your response to prior comment 5. Please also tell us and revise future filings to disclose in greater detail how you estimate the fair value of the undelivered element (i.e., one year maintenance agreement). In this regard, we note that the initial agreement is for one-year but the renewals are for two-year terms. Discuss what vendor-specific objective evidence of the fair value of the one-year maintenance agreement you consider.

3.   Further to the above, tell us and revise future filings to clarify where the related deferred revenue is recorded on your consolidated balance sheet.

Note 12. Equity Transactions, page 24

4.   We note your response to prior comment 9. Similar to your response, please revise future filings to clearly disclose your accounting for this transaction. Additionally, please tell us and revise future filings to disclose how you determined the fair value for this transaction.

Note 17. Income Taxes, page 29

5.   Please refer to prior comment 10. Please confirm to us and revise future filings to include clear disclosure, if true, that you do not believe it is more-likely-than-not that any of the $25.5 million of net operating losses will be sustained upon examination. Alternatively, revise future filings to present on a gross basis any deferred tax assets relating to net operating losses that meet the more-like-than-not recognition threshold.

Amendment 2 to Form 10-K for the year ended December 31, 2007

6.   We not your amendment filed in response to our prior comment 12. Your amendment does not include the required signature page. Accordingly, please file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief